SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     -------------------------------------------

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) and (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                            Karts International Inc
             -----------------------------------------------------
                                (Name of Issuer)

                       Common Stock, $0.001 par value
             -----------------------------------------------------
                         (Title of Class of Securities)

                                    485766208
             -----------------------------------------------------
                                 (CUSIP Number)


-----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

CUSIP No. 485766208                       13G

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   1.  NAME OF REPORTING PERSON(S)
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S) (Entities only)

     The Schlinger Foundation:     94-4065303
     Evert I. Schlinger, individually and as trustee of the Brian  Schlinger
     Trust

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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a)  [ X ]                     (b)  [  ]
     This is a joint filing under Rule 13d-1(f)(1), on behalf of each of the above named persons

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   3.  SEC USE ONLY




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   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Schlinger Foundation - California non-profit corporation
     Evert I. Schlinger - United States

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   NUMBER OF        5.   SOLE VOTING POWER
    SHARES                          -0-
  BENEFICIALLY    -------------------------------------------------------
    OWNED BY        6.   SHARED VOTING POWER
      EACH                         668,708
   REPORTING      -------------------------------------------------------
     PERSON         7.   SOLE DISPOSITIVE POWER
      WITH                          -0-
                  -------------------------------------------------------
                    8.   SHARED DISPOSITIVE POWER
                                   668,708
-------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   668,708
-------------------------------------------------------------------------------

  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

                               Not Applicable
-------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    13.8%
-------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

     Schlinger Foundation - CO
     Evert I. Schlinger - IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 6 Pages

CUSIP No. 485766208                       13G

Item 1.     (a)   Name of Issuer:

                  Karts International Inc
                  --------------------------------------------------------------
                (b)   Address of Issuer's Principal Executive Offices:

                  109 Northpark Boulevard, Suite 210, Covington, Louisiana
                  70433
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:

                  The Schlinger Foundation
                  Evert I. Schlinger, individually and as trustee of the
                  Brian  Schlinger Trust
                  [This is a joint filing under Rule 13d-1(f)(1), on behalf of each of the above named persons]
                  --------------------------------------------------------------
                (b)   Address of Principal Business Office, or if None,
                 Residence:

                  1944 Edison Street, Santa Ynez, CA 93460
                  --------------------------------------------------------------
                (c)   Citizenship:

                  The Schlinger Foundation - California non-profit corporation Evert I. Schlinger - United States
                  --------------------------------------------------------------
                (d)   Title of Class of Securities:

                  Common Stock, $0.0024 par value
                  --------------------------------------------------------------
                (e)   CUSIP Number:

                  485766208
                  --------------------------------------------------------------

Item 3.   Type of Reporting Person:

                  The Schlinger Foundation - CO
                  Evert I. Schlinger - IN

                               Page 3 of 6 Pages

CUSIP No. 485766208                       13G

Item 4.     Ownership.

            (a) Amount beneficially owned:

                    Shares of Common Stock: 668,708 (1)

                    Direct                    668,708 (1)

                    Indirect                  -0-

            (b) Percent of class:       13.8%

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote:    -0-

                  (ii) Shared power to vote or to direct the vote:    668,708
                       (1)

                  (iii) Sole power to dispose or to direct the disposition of:
                        -0-
                  (iv) Shared power to dispose or to direct the disposition
                       of:   668,708 (1)

Item 5.     Ownership of Five Percent or Less of a Class.

                 Not Applicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

                 Not Applicable

Item 7.     Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not Applicable

Item 8.     Identification and Classification of Members of the Group.

                 Not Applicable

Item 9.     Notice of Dissolution of Group.

                 Not Applicable

                             Page 4 of 6 Pages

CUSIP No. 485766208                       13G

Item 10.    Certification.

                 Not Applicable

-----------------------
(1) The Schlinger Foundation ("Foundation") beneficially owns 520,000 shares of the Company's Common Stock, See description below. Mr. Schlinger is the President and sole trustee of the Foundation and has sole voting and dispositive power over the shares held by the Foundation. However, Mr. Schlinger disclaims any ownership interest in any of the shares of Common Stock of the Company owned by the Foundation. Mr. Schlinger owns 90,288 of the shares of Common Stock of the Company for his own account. See description below. In addition, Mr. Schlinger controls 58,420 shares of Common Stock held by the Brian Schlinger Trust. Mr.Evert I. Schlinger is the sole trustee of the Brian Schlinger Trust and has sole voting and dispositive power over the shares held by this trust.

In March, 1996, the Company issued a promissory note in the principal amount of $2,000,000 (the "Schlinger "Note") payable to The Schlinger Foundation.
As further consideration for the $2,000,000 loan, the Company paid the Foundation $21,000, consisting of $10,500 cash and issued the Foundation 70,000 restricted shares of Common Stock. On August 28, 1997, the Foundation agreed to convert $1 million of the principal amount of the Schlinger Note into 250,000 shares of Common Stock. In October 1997, the Company paid the Foundation approximately $1.0 million as payment of the remaining balance of the Schlinger Note plus accrued interest. The Foundation agreed not to sell or dispose of the 250,000 shares of Common Stock issued upon conversion of $1 million principal amount of the Schlinger Note until after September 9, 1998. The Foundation also agreed not to sell or dispose of the remaining 270,000 shares it owns until after September 9, 1998, however the Foundation may sell such shares in the public market at a price equal to or greater than $7.00 per share without regard to the provisions of the lock-up agreement. The remaining 200,000 shares owned by the Foundation were acquired in a privately negotiated transaction from another shareholder on July 12, 1996.

Because Mr. Evert is the President and sole trustee of the Foundation, indirect control of the Foundation's holdings may be imputed to the Foundation, and vice versa. Both the Foundation and Mr. Schlinger, however, disclaim ownership of the shares or options owned by the other, and the filing of this Schedule shall not be construed as an admission either that the Foundation is, for the purposes of sections13(d) or 13(g) of the Act, the beneficial owner of the shares subject to Mr. Schlinger's option, or that Mr. Schlinger is the beneficial owner of the shares and/or option held by the Foundation.

Evert I. Schlinger acquired 210,288 common shares in a private transaction with the Company. Since December, 1997, he has disposed of 126,760 shares in regular, routine market transactions. At present he holds 90,288 remaining shares.

The Brian Schlinger Trust acquired 37,778 common shares on April 8, 1998, in a private transaction with the Company. Pursuant to agreement with the financial firm which arranged the transaction, 20,642 additional shares were transferred to the trust in March of 1998 without further consideration being paid.

                             Page 5 of 6 Pages

CUSIP No. 485766208                       13G


               Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:
/s/
----------------------------------------------------------------------
                       (Signature)*
 Evert I. Schlinger, Trustee of the Brian Schlinger Trust
                       (Name/Title)

Date:
/s/
----------------------------------------------------------------------
                       (Signature)*
 Evert I. Schlinger, President of the Schlinger Foundation
                       (Name/Title)

Date:
/s/
----------------------------------------------------------------------
                       (Signature)*
 Evert I. Schlinger
                       (Name/Title)

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                               Page 6 of 6 Pages